Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

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29/03/2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

82-34648

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange on 29/03/04 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

[illegible] 4/14

SAM'S SEAFOOD HOLDINGS LIMITED

15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

29 March 2004

The Australian Stock Exchange Limited
Company Announcement Office

ANNOUNCEMENT TO THE MARKET

COMPLETION OF NEW MANAGEMENT ARRANGEMENT

Sam's Seafood Sunshine Coast Pty Ltd, a wholly owned subsidiary of Sam's Seafood Holdings Limited, has concluded negotiations to enter into a Management Rights Agreement for a consideration of $350,000. Scaly Daze Pty Ltd will become as the new manager of Sam's Seafood Sunshine Coast operations (refer to previous announcement dated 26 September 2003).

Ken Situ
Company Secretary

FOR IMMEDIATE RELEASE
29 MARCH 2004

SAM'S
SEAFOOD
From The Sea To The Table

SAM'S SEAFOOD SATISFIED FRANCHISEE INVESTS FURTHER IN FRESH CONCEPT

BRISBANE: Sam's Seafood's (ASX:SSS) recent adventure into fast food has been so popular that one of its first franchisees has now significantly increased their investment with the Brisbane-based public entity.

James and Julie Cullen, operators of the Hastings Street franchise which opened in late December 2003 have now widened their catch, securing the management rights to the opportune Sam's Seafood Sunshine Coast. The popular purpose-built retail and wholesale fresh and frozen seafood distribution operation has been a successful Company-run enterprise on Eumundi Road at Noosaville since opening its doors in December 2002.

Sam's Seafood, has appropriately chosen to celebrate its 20 year anniversary by offering the management rights to the fresh seafood tradition that originally made it famous. CEO and 2003 Northern Region Entrepreneur of the Year, Nick Noutsatos explained "James and Julie Cullen are a welcomed addition to our franchise family. With a wealth of retailing and marketing experience, the Cullen's success with this new venture is an absolute certainty."

The Cullen's, who are smitten with their triumphant entry to the franchise sector, saw the market opening to widen their seafood presence with fresh produce as a natural progression.

Tangible benefits for incoming franchises within the fresh seafood franchise model include a proven operational methodology and a wealth of industry know-how spanning some twenty years. The Company's Hamilton retail market in Brisbane is regarded a local institution representing a substantial revenue contributor, making the fresh seafood opportunity an attractive one for future investors.

Mr Noutsatos added "this strategy will further strengthen the Company's prospering retail segment and branding presence while promoting opportunity for significant profit growth. It provides an ideal scenario for brand proliferation and direct exposure to a broad spectrum of consumers.

The Company's diversification and strategic focus has ensured that its activities and continuing profitability have not been affected by recent market events including SARS, declining export market and the strong Aussie dollar.

FOR MORE INFORMATION:

Anna Whybird **Sam's Seafood** **0400 611 155**